EXHIBIT 99.1

Osisko Development Completes US$143.8 Million "Bought Deal" Public Offering of Common Shares Including Full Exercise of Over-Allotment Option

MONTREAL, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has completed its previously announced prospectus offering (the "Offering") of common shares of the Company (the "Common Shares"). The Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143,751,081, including the exercise in full by the Underwriters of their over-allotment option.

"We see 2026 as a key inflection point for Osisko Development and our flagship, fully permitted Cariboo Gold Project. Proceeds from this offering unlock our ability to accelerate infill conversion drilling aimed at upgrading existing mineral resources to mineral reserves, potentially setting the stage for a more meaningful annual gold production profile, subject to evaluation of throughput expansion scenarios. Importantly, this work can advance in parallel with, and independent of, our ongoing pre-construction activities and onwards as we progress towards a final investment decision on the base case outlined in the 2025 feasibility study. This is a unique opportunity to potentially enhance project value by converting additional reserve ounces into the mine plan located near or within planned infrastructure, potentially delivering near-term benefits for shareholders," stated Sean Roosen, Chairman and CEO.

The Company intends to use the net proceeds of the Offering to fund infill conversion drilling and at depth exploration at the Cariboo Gold Project and for general working capital purposes, as further described in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement (each as defined below).

In connection with the Offering, the Underwriters were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Offering.

The Offering was completed in Canada by way of a prospectus supplement dated January 27, 2026 (the "Canadian Prospectus Supplement") to the short form base shelf prospectus of the Company dated December 23, 2025 (the "Base Shelf Prospectus"), in each of the provinces and territories of Canada, and was completed in the United States by way of a prospectus supplement (the "U.S. Prospectus Supplement") to the base shelf prospectus contained in the Company's effective registration statement on Form F-10 (File No. 333-292328) (the "Registration Statement"), which U.S. Prospectus Supplement was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"). Copies of the Base Shelf Prospectus, the Canadian Prospectus Supplement and the documents incorporated by reference therein are accessible under the Company's profile on SEDAR+ at www.sedarplus.ca. Copies of the Registration Statement (including the Base Shelf Prospectus and the U.S. Prospectus Supplement) are accessible on the Company's profile on EDGAR on the SEC website at www.sec.gov.

Insider Participation

Double Zero Capital LP ("Double Zero"), which is an "insider" of the Company, purchased an aggregate of 8,080,000 Common Shares at a price of US$3.54 for gross proceeds of US$28,603,200 (the "Double Zero Purchase") pursuant to the exercise of its pre-emptive rights in respect of the Offering under the investor rights agreement dated August 15, 2025 between Double Zero and the Company. The Double Zero Purchase is considered to be a "related party transaction" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the Double Zero Purchase was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization. Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company's market capitalization.

The Offering is subject to the final approval of the TSX Venture Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or potential outcomes. Such forward-looking statements in this news release may include, without limitation, statements pertaining to: the use of the net proceeds of the Offering; the ability to obtain the necessary regulatory authority approvals, including the final acceptance of the TSX Venture Exchange; the timing and ability to advance infill conversion drilling; the timing and ability to reach a final investment decision in respect of the Cariboo Gold Project; the timing and ability of expected work program and milestones (including advancing infill conversion drilling); the impact of additional work program and drilling (including on throughput, project value or impact on shareholders). Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange (if at all), risks related to exploration, development and operation of the Cariboo Gold Project, general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise these forward-looking statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.